

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 0407

February 22, 2007

<u>Via U.S. Mail and Fax (951.699.4062)</u>
Mr. William A. Owen
Chief Financial Officer and Controller
Outdoor Channel Holdings, Inc.
43445 Business Park Drive, Suite 113
Temecula, CA 92590

       RE: Outdoor Channel Holdings, Inc.
                Form 10-K for the fiscal year ended December 31, 2005
                Filed March 10, 2006

                Form 10-Q for the quarterly period ended September 30, 2006

                File No. 0-17287

Dear Mr. Owen:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        /s/ Kyle Moffatt for

                        Larry Spirgel
                        Assistant Director